Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Cancer Genetics, Inc. on Form S-4 of our report dated May 29, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the consolidated financial statements of Cancer Genetics, Inc. as of December 31, 2019 and for the year ended December 31, 2019, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

Our report on the consolidated financial statements refers to a change in the method of accounting for leases effective January 1, 2019 due to the adoption of the guidance in ASC Topic 842, Leases.

/s/ Marcum llp

Marcum llp

Houston, Texas

October 16, 2020